Exhibit 99.1

Execution Version

REGISTRATION RIGHTS AGREEMENT

among

AKUMIN INC.

and

THE PURCHASER NAMED ON SCHEDULE A HERETO

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of September 1, 2021 (this “Agreement”) is entered into by and among AKUMIN INC., an Ontario corporation (including such Person’s successors by merger, acquisition, reorganization or otherwise, the “Company”), and Stonepeak Magnet Holdings LP, a Delaware limited partnership (the “Purchaser”).

WHEREAS, this Agreement is made in connection with (i) the issuance of warrants of the Company and Common Shares, in each case, issuable pursuant to the Series A Notes and Common Share Purchase Agreement, dated as of June 25, 2021, by and among the Company, Akumin Corp. and the Purchaser (the “Purchase Agreement”); and

WHEREAS, the Company has agreed to provide the registration and other rights set forth in this Agreement for the benefit of the Purchaser pursuant to the Warrant Agreement and Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01     Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” shall have the meaning ascribed to it, on the date hereof, in Rule 405 under the Securities Act; provided, however, that for purposes of this Agreement, the Purchaser (and its Affiliates) shall not be Affiliates of the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries shall be an Affiliate of the Purchaser (or any of the Purchaser’s Affiliates).

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Base Shelf Prospectus” has the meaning ascribed thereto in NI 44-102.

“Business Day” means any day other than a Saturday, Sunday, any federal legal holiday or day on which banking institutions in the State of New York or Toronto, Ontario are authorized or required by law or other governmental action to close.

“Canadian Securities Authorities” means the “Canadian securities regulatory authorities” as defined in National Instrument 14-101 – Definitions, and any of their successors.

“Canadian Securities Laws” means the securities laws of each of the provinces of Canada, the forms and disclosure requirements made or promulgated under those laws and companion policies of or administered by the Canadian Securities Authorities, and applicable discretionary rulings, blanket orders or orders issued by the Canadian Securities Authorities pursuant to such laws and policy statements.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company.

“Effective Date” means the date of effectiveness of any Registration Statement.

“Effectiveness Period” has the meaning specified in Section 2.01(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Holder” means the record holder of any Registrable Securities.

“Holder Underwriter Registration Statement” has the meaning specified in Section 2.04(r).

“Included Registrable Securities” has the meaning specified in Section 2.02(a).

“Initial Issue Date” means initial Issue Date on which the Shares and initial Warrants are issued under the terms of the Purchase Agreement .

“Issue Date” means, with respect to each Share and each Warrant, the original date of issuance of each such Share and Warrant.

“Liquidated Damages” has the meaning specified in Section 2.01(b).

“Liquidated Damages Multiplier” means the product of (i) the Purchased Common Share Price and (ii) the number of Registrable Securities then held by the applicable Holder and included on the applicable Registration Statement.

“Losses” has the meaning specified in Section 2.08(a).

“Managing Underwriter” means, with respect to any Underwritten Offering, the book running lead manager of such Underwritten Offering.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 - Shelf Distributions.

“Other Holder” has the meaning specified in Section 2.02(a).

“Person” means any individual, corporation, company, voluntary association, company, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Piggyback Notice” has the meaning specified in Section 2.02(a).

“Piggyback Opt-Out Notice” has the meaning specified in Section 2.02(a).

“Piggyback Registration” has the meaning specified in Section 2.02(a).

“Purchase Agreement” has the meaning specified in the Preamble of this Agreement.

“Purchased Common Share Price” means $2.98.

“Purchaser” has the meaning set forth in the introductory paragraph of this Agreement.

“Registration” means any registration pursuant to this Agreement, including pursuant to a Registration Statement or a Piggyback Registration.

“Registrable Securities” means, collectively, (a) the Shares and (b) the Warrant Shares, all of which are subject to the rights provided herein until such time as such securities cease to be Registrable Securities pursuant to Section 1.02.

“Registration Expenses” has the meaning specified in Section 2.07(a).

“Registration Statement” has the meaning specified in Section 2.01(a).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Selling Expenses” has the meaning specified in Section 2.07(a).

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a registration statement.

“Selling Holder Indemnified Persons” has the meaning specified in Section 2.08(a).

“Shares” means the Common Shares issuable pursuant to the Purchase Agreement.

“Shelf Prospectus Supplement” has the meaning given to it in NI 44-102.

“Target Effective Date” has the meaning specified in Section 2.01(a).

“Underwritten Offering” means an offering (including an offering pursuant to a Registration Statement) in which Common Shares are sold to an underwriter on a firm commitment basis for reoffering to the public or an offering that is a “bought deal” with one or more investment banks.

“Warrant” means each Warrant, granted pursuant to the Purchase Agreement, including Warrants issued at the initial closing under the Purchase Agreement and additional Warrants issued after the initial closing under the Purchase Agreement.

“Warrant Agreement” has the meaning specified in the Preamble of this Agreement.

“Warrant Shares” means the Common Shares issuable on exercise of the Warrants.

“WKSI” means a well-known seasoned issuer (as defined in the rules and regulations of the Commission).

Section 1.02     Registrable Securities. Any Registrable Security will cease to be a Registrable Security upon the earliest to occur of the following: (a) when a registration statement covering such Registrable Security becomes or has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective registration statement, (b) when qualification of securities for distribution under Canadian Securities Laws (or any of them) by way of a prospectus prepared in accordance with the applicable Canadian Securities Laws and such Registrable Security has been sold or disposed of pursuant to such prospectus, (c) when such Registrable Security has been disposed of (excluding transfers or assignments by a Holder to an Affiliate or to another Holder or any of its Affiliates or to any assignee or transferee to whom the rights under this Agreement have been transferred pursuant to Section 2.10) pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act, (d) when such Registrable Security is held by the Company or one of its direct or indirect subsidiaries, (e) when such Registrable Security has been sold or disposed of in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such securities pursuant to Section 2.10 and (f) the first anniversary of the date on which all Warrants have been exercised. In addition, any Registrable Securities shall not be considered Registrable Securities for so long as such Registrable Securities may be sold by a Holder without volume or manner of sale limitations pursuant to any section of Rule 144 (or any successor or similar provision then in effect) under the Securities Act.

ARTICLE II

REGISTRATION RIGHTS

Section 2.01     Shelf Registration and Qualification.

(a)     U.S. Shelf Registration. The Company shall (i), as soon as reasonably practicable following the Issue Date, prepare and file an initial registration statement under the Securities Act to permit the public resale of Registrable Securities from time to time as permitted by Rule 415 (or any similar provision adopted by the Commission then in effect) of the Securities Act (a “Registration Statement”) and (ii) use its commercially reasonable efforts to cause such initial Registration Statement to become effective no later than the earlier of (i) the date that is 60 days after the Issue Date and (ii) the fifth Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Target Effective Date”). The Company will use its commercially reasonable efforts to cause such initial Registration Statement filed pursuant to this Section 2.01(a) to be continuously effective under the Securities Act, with respect to any Holder, until the earliest to occur of the following: (A) the date on which all Registrable Securities covered by the Registration Statement have been distributed in the manner set forth and as contemplated in such Registration Statement or (B) the date on which there are no longer any Registrable Securities outstanding (such period, the “Effectiveness Period”). A Registration Statement filed pursuant to this Section 2.01(a) shall be on such appropriate registration form of the Commission as shall be selected by the Company; provided that, if the Company is then eligible, it shall file such Registration Statement on Form F-3 or Form S-3 and (ii) if such Registration Statement is on Form F-1 or Form S-1 and the Company later becomes eligible to register the Registrable Securities on Form F-3 or Form S-3, the Company shall amend such Registration Statement to a Registration Statement on Form F-3 or Form S-3 or file a Registration Statement on Form F-3 or Form S-3 in substitution of such Registration Statement as initially filed. A Registration Statement when declared effective (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (and, in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made). As soon as practicable following the date that a Registration Statement becomes effective, but in any event within three Business Days of such date, the Company shall provide the Holders with written notice of the effectiveness of a Registration Statement.

(b)     Canadian Shelf Prospectus. The Company shall as soon as reasonably practicable following the Issue Date and in any event prior to the Target Effective Date, prepare and file and use commercially reasonable efforts to obtain a receipt from the Canadian Securities Authorities (other than the Canadian Securities Authorities of the Province of Quebec) for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities, together with the number of Common Shares reasonably expected to be sold by the Company over the period that the Base Shelf Prospectus is effective. In advance of the expiration of a Base Shelf Prospectus, provided that there are Registrable Securities outstanding, the Company shall use commercially reasonable efforts to renew such Base Shelf Prospectus by filing a preliminary and final Base Shelf Prospectus such that the Company shall at all times have an effective Base Shelf Prospectus with sufficient capacity, together with the number of Common Shares reasonably expected to be sold by the Company over the period that the Base Shelf Prospectus is effective, to qualify the distribution of all Common Shares eligible for Registration pursuant to this Agreement. For greater certainty, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require the Company, at any time, to qualify the distribution of Registrable Securities in the Province of Quebec.

(c)      Failure to Become Effective. If a Registration Statement required by Section 2.01(a) does not become or is not declared effective by the Target Effective Date or if a receipt from the Canadian Securities Authorities for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities is not obtained by the Target Effective Date, then each Holder shall be entitled to a payment (with respect to each of the Holder’s Registrable Securities which are included in such Registration Statement), as liquidated damages and not as a penalty, (i) for each non-overlapping 30-day period for the first 60 days following the Target Effective Date, an amount equal to 0.125% of the Liquidated Damages Multiplier, which shall accrue at the end of each such 30-day period, and (ii) for each non-overlapping 30-day period beginning on the 61st day following the Target Effective Date, an amount equal to the amount set forth in clause (i) plus an additional 0.125% of the Liquidated Damages Multiplier for each subsequent 60 days (i.e., 0.25% for 61-120 days, 0.375% for 121-180 days, and 0.5% thereafter), which shall accrue at the end of each such 30-day period, up to a maximum amount equal to 0.5% of the Liquidated Damages Multiplier per non-overlapping 30 day period (the “Liquidated Damages”), until such time as both such Registration Statement is declared or becomes effective and a receipt from the Canadian Securities Authorities for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities is obtained or there are no longer any Registrable Securities outstanding. The Liquidated Damages shall be payable within 10 Business Days after the end of each such 30-day period in immediately available funds to the account or accounts specified by the applicable Holders. Liquidated Damages shall not be prorated for any period of less than 30 days accruing during any period for which a Holder is entitled to Liquidated Damages hereunder and shall only accrue in respect of any such 30-day period upon completion of such 30-day period.

(d)     Waiver of Liquidated Damages. If the Company is unable to cause a Registration Statement to become effective or obtain a receipt from the Canadian Securities Authorities for a preliminary and final Base Shelf Prospectus to qualify the distribution of all Registrable Securities on or before the Target Effective Date, then the Company may request a waiver of the Liquidated Damages, which may be granted by the consent of the Holders of at least a majority of the outstanding Registrable Securities that have been included on such Registration Statement and to be qualified under such Base Shelf Prospectus, in their sole discretion, and which such waiver shall apply to all the Holders of Registrable Securities included on such Registration Statement or to be so qualified under such Base Shelf Prospectus.

(e)     Delay Rights. Notwithstanding anything to the contrary contained herein, the Company may, upon written notice to any Selling Holder whose Registrable Securities are included in a Registration Statement or to be qualified under a Base Shelf Prospectus, suspend such Selling Holder’s use of any prospectus which is a part of such Registration Statement or in Canada, a Shelf Prospectus Supplement (in which event the Selling Holder shall suspend sales of the Registrable Securities pursuant to such Registration Statement or in Canada, under the Base Shelf Prospectus using a Shelf Prospectus Supplement, as applicable) if (i) the Company is pursuing an acquisition, merger, reorganization, disposition or other similar transaction and the Company determines in good faith that the Company’s ability to pursue or consummate such a transaction would be adversely affected in any material respect by the use of such Registration Statement or Shelf Prospectus Supplement by the Selling Holder, or (ii) the use of such Registration Statement or Shelf Prospectus Supplement by the Selling Holder would require the disclosure of material non-public information that the Company has a bona fide business purpose for preserving or not disclosing publicly in the good faith judgment of the Company; provided, however, that in no event shall the Selling Holders be suspended from selling Registrable Securities pursuant to such Registration Statement or in Canada, under the Base Shelf Prospectus using a Shelf Prospectus Supplement, for a period that exceeds 60 consecutive calendar days or more than 120 total calendar days in any 12-month period. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to the Selling Holders whose Registrable Securities are included in such Registration Statement or to be qualified under a Base Shelf Prospectus, and shall promptly terminate any suspension of sales it has put into effect and shall take such other actions necessary or appropriate to permit registered sales of Registrable Securities or in Canada, the qualification of Registrable Securities under the Base Shelf Prospectus, as contemplated in this Agreement.

Section 2.02     Piggyback Registration.

(a)     Participation. If at any time the Company proposes to (i) file a Registration Statement (other than a Registration Statement contemplated by Section 2.01(a)) on its own behalf relating to the sale of Common Shares or on behalf of any other Persons who have or have been granted registration rights (the “Other Holders”) or qualify Common Shares for distribution by prospectus under Canadian Securities Laws (other than a Base Shelf Prospectus contemplated by Section 2.01(b)) by the Company, on its own behalf, relating to the sale of Common Shares, or on behalf of Other Holders, (ii) file a prospectus supplement relating to the sale of Common Shares by the Company or any Other Holders to an effective “automatic” registration statement, so long as the Company is a WKSI at such time or, whether or not the Company is a WKSI, so long as the Registrable Securities were previously included in the underlying shelf Registration Statement or are included on an effective Registration Statement, or in any case in which Holders may participate in such offering without the filing of a post-effective amendment, in each case of (i) and (ii), for the sale of Common Shares by the Company or Other Holders in an Underwritten Offering (including an Underwritten Offering undertaken pursuant to Section 2.03), then the Company shall give not less than four Business Days’ notice (or one Business Day in connection with any overnight or bought Underwritten Offering) (including, but not limited to, notification by electronic mail) (the “Piggyback Notice”) of such proposed Underwritten Offering to each Holder (together with its Affiliates) owning more than $20,000,000 of Common Shares (determined by multiplying the number of Registrable Securities owned by the Purchased Common Share Price) or, in the case of any of the Purchaser and its Affiliates, owning any Registrable Securities, and such Piggyback Notice shall offer such Holder the opportunity to include in such Underwritten Offering such number of Registrable Securities (the “Included Registrable Securities”) as such Holder may request in writing (a “Piggyback Registration”); provided, however, that the Company shall not be required to offer such opportunity (A) to any such Holders, other than any of the Purchaser and its Affiliates, if the Holders, together with their Affiliates, do not offer a minimum of $10,000,000 of Registrable Securities in the aggregate (determined by multiplying the number of Registrable Securities owned by the Purchased Common Share Price ), or (B) to such Holders (including, for greater certainty, the Purchaser and its Affiliates) if and to the extent that the Company has been advised by the Managing Underwriter, acting in good faith, that the inclusion of Registrable Securities for sale for the benefit of such Holders will have an adverse effect on the price, timing or distribution of the Common Shares in such Underwritten Offering, then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.02(b). Each Piggyback Notice shall be provided to Holders on a Business Day pursuant to Section 3.01. If practical in the context of the contemplated offering, the Company shall use reasonable efforts to increase the length of the Piggyback Notice to provide more time for the applicable Holders to make an election to participate; provided, however, that any decision to increase the length of the Piggyback Notice for longer than two Business Days shall be in the sole discretion of the Company. Each such Holder will have four Business Days (or one Business Day in connection with any overnight or bought Underwritten Offering), or such longer period as may be specified by the Company, in its sole discretion, in the Piggyback Notice, after such Piggyback Notice has been delivered to request in writing the inclusion of Registrable Securities in the Underwritten Offering. If no request for inclusion from a Holder is received within the specified time, such Holder shall have no further right to participate in such Underwritten Offering. If, at any time after giving written notice of its intention to undertake such an Underwritten Offering and prior to the closing of such Underwritten Offering, the Company shall determine for any reason not to undertake or to delay such Underwritten Offering, the Company may, at its election, give written notice of such determination to the Selling Holders and, (1) in the case of a determination not to undertake such Underwritten Offering, shall be relieved of its obligation to sell any Included Registrable Securities in connection with such terminated Underwritten Offering, and (2) in the case of a determination to delay such Underwritten Offering, shall be permitted to delay offering any Included Registrable Securities for the same period as the delay in the Underwritten Offering. Any Selling Holder shall have the right to withdraw such Selling Holder’s request for inclusion of such Selling Holder’s Registrable Securities in such Underwritten Offering by giving written notice to the Company of such withdrawal at least one Business Day prior to the time of pricing of such Underwritten Offering. Any Holder may deliver written notice (a “Piggyback Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Underwritten Offering; provided, however, that such Holder may later revoke any such Piggyback Opt-Out Notice in writing. Following receipt of a Piggyback Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not be required to deliver any notice to such Holder pursuant to this Section 2.02(a) and such Holder shall no longer be entitled to participate in Underwritten Offerings pursuant to this Section 2.02(a), unless such Piggyback Opt-Out Notice is revoked by such Holder.

(b)     Priority of Piggyback Registration. If the Managing Underwriter or Underwriters of any proposed Underwritten Offering, acting in good faith, advise the Company that the total amount of Registrable Securities that the Selling Holders and any Other Holders intend to include in such offering exceeds the number that can be sold in such offering without being likely to have an adverse effect on the price, timing or distribution of the Common Shares offered or the market for the Common Shares, then the Common Shares to be included in such Underwritten Offering shall include the number of Registrable Securities that such Managing Underwriter or Underwriters advise the Company can be sold without having such adverse effect, with such number to be allocated pro rata among the Selling Holders and the Other Holders who have requested such Underwritten Offering or participation in the Piggyback Registration (based, for each such Selling Holder or Other Holder, on the percentage derived by dividing (A) the number of Common Shares proposed to be sold by such Selling Holder or such Other Holder in such offering by (B) the aggregate number of Common Shares proposed to be sold by all Selling Holders and all Other Holders in the Piggyback Registration).

Section 2.03     Underwritten Offering.

(a)     Prospectus Supplement. In the event that any Holder elects to dispose of Registrable Securities under a Registration Statement or by way of prospectus under Canadian Securities Laws pursuant to an Underwritten Offering and reasonably expects gross proceeds of at least $15,000,000 from such Underwritten Offering (together with any Registrable Securities to be disposed of by a Selling Holder who has elected to participate in such Underwritten Offering pursuant to Section 2.02), the Company shall, at the request of such Selling Holder(s), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the Managing Underwriter or Underwriters, which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 2.08, and shall take all such other reasonable actions as are requested by the Managing Underwriter in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Company shall have no obligation to facilitate or participate in, including entering into any underwriting agreement, (i) more than two Underwritten Offerings requested by the Holders and their Affiliates in the aggregate, (ii) within 90 calendar days after the completion of any previous Underwritten Offering, or (iii) during the period starting 14 calendar days prior to and ending upon the expiry of any black-out periods applicable to the Company, except as may be otherwise agreed by the Company and the Managing Underwriter; provided, further, that if the Company is conducting or actively pursuing a securities offering with anticipated offering proceeds of at least $20,000,000 (other than in connection with any at-the-market offering or similar continuous offering program), then the Company may suspend such Selling Holder’s right to require the Company to conduct an Underwritten Offering on such Selling Holder’s behalf pursuant to this Section 2.03; provided, however, that the Company may only suspend such Selling Holder’s right to require the Company to conduct an Underwritten Offering pursuant to this Section 2.03 once in any six month period and in no event for a period that exceeds an aggregate of 90 days in any 365-day period. The Managing Underwriter or Underwriters for such Underwritten Offering shall be selected by the Company, with the consent of the Purchaser (such consent not to be unreasonably withheld).

(b)     General Procedures. In connection with any Underwritten Offering contemplated by Section 2.03(a), the underwriting agreement into which each Selling Holder and the Company shall enter shall contain such representations, covenants, indemnities (subject to Section 2.08) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law. If any Selling Holder disapproves of the terms of an Underwritten Offering contemplated by this Section 2.03, such Selling Holder may elect to withdraw therefrom by notice to the Company and the Managing Underwriter; provided, however, that such withdrawal must be made at least one Business Day prior to the time of pricing of such Underwritten Offering to be effective. No such withdrawal or abandonment shall affect the Company’s obligation to pay Registration Expenses unless the Underwritten Offering was initiated at the election of such Holder and the Company is not otherwise distributing any securities in connection with such the Underwritten Offering in which case the Registration Expenses incurred to the date of such terminated Underwritten Offering shall be borne solely by such Holder.

Section 2.04     Further Obligations. In connection with its obligations under this Article II, the Company will:

(a)     promptly prepare and file with the Commission such amendments and supplements to a Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the Effectiveness Period and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement;

(b)     promptly prepare and file with the Canadian Securities Authorities (other than in Quebec) such amendments to the Base Shelf Prospectus and any applicable Shelf Prospectus Supplement used in connection therewith as may be necessary to comply with the provisions of Canadian Securities Laws with respect to the disposition of all Registrable Securities covered by such Base Shelf Prospectus;

(c)     if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering under a Registration Statement or the Base Shelf Prospectus and the

Managing Underwriter at any time shall notify the Company in writing that, in the sole judgment of such Managing Underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of such Underwritten Offering, the Company shall use its commercially reasonable efforts to include such information in such prospectus supplement;

(d)     furnish to each Selling Holder (i) as far in advance as reasonably practicable before filing a Registration Statement, the Base Shelf Prospectus or any other registration statement or prospectus contemplated by this Agreement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission or under Canadian Securities Laws), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and, to the extent timely received, make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing such Registration Statement, Base Shelf Prospectus or such other registration statement and the prospectus included therein or any supplement or amendment thereto, and (ii) such number of copies of such Registration Statement or such other registration statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement or other registration statement;

(e)     if applicable, use its commercially reasonable efforts to promptly register or qualify the Registrable Securities covered by any Registration Statement or any other registration statement or prospectus contemplated by this Agreement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the Managing Underwriter, shall reasonably request; provided, however, that the Company will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject;

(f)     promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered by any of them under the Securities Act or Canadian Securities Laws, of (i) the filing of a Registration Statement, a Base Shelf Prospectus or any other registration statement or prospectus contemplated by this Agreement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to a Registration Statement, a Base Shelf Prospectus or any other registration statement or prospectus or any post-effective amendment thereto, when the same has become effective or a receipt has been obtained therefore, if applicable; and (ii) the receipt of any written comments from the Commission or the Canadian Securities Authorities with respect to any filing referred to in clause (i) and any written request by the Commission or the Canadian Securities Authorities for amendments or supplements to any such Registration Statement, Base Prospectus Supplement or any other registration statement or any prospectus or prospectus supplement thereto;

(g)     promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered by any of them under the Securities Act or Canadian Securities Laws,

of (i) the happening of any event as a result of which the prospectus or prospectus supplement contained in a Registration Statement or applicable to a Base Shelf Prospectus or any other registration statement or prospectus contemplated by this Agreement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained therein, in the light of the circumstances under which a statement is made) or a “misrepresentation” as defined under Canadian Securities Laws, as applicable; (ii) the issuance or express threat of issuance by the Commission or the Canadian Securities Authorities of any cease trade order, stop order suspending the effectiveness of a Registration Statement or any other registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose; or (iii) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, the Company agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or a “misrepresentation” as defined under Canadian Securities Laws, as applicable, and to take such other action as is reasonably necessary to remove a cease trade order, stop order, suspension, threat thereof or proceedings related thereto;

(h)     upon request and subject to appropriate confidentiality obligations, furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the Commission, Canadian Securities Authorities or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities;

(i)     in the case of an Underwritten Offering, furnish, or use its reasonable efforts to cause to be furnished, upon request, (i) an opinion of counsel for the Company addressed to the underwriters, dated the date of the closing under the applicable underwriting agreement and (ii) a “comfort” letter addressed to the underwriters, dated the pricing date of such Underwritten Offering and a letter of like kind dated the date of the closing under the applicable underwriting agreement, in each case, signed by the independent public accountants who have certified the Company’s financial statements included or incorporated by reference into the applicable registration statement, or prospectus and each of the opinion and the “comfort” letter shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus and any prospectus supplement) or prospectus as have been customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the underwriters in Underwritten Offerings of securities by the Company and such other matters as such underwriters may reasonably request;

(j)     otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and Canadian Securities Laws, as applicable;

(k)     make available to the appropriate representatives of the Managing Underwriter during normal business hours access to such information and Company personnel as is reasonable and customary to enable such parties to establish a due diligence defense under the Securities Act and Canadian Securities Laws, as applicable; provided, however, that the Company need not disclose any non-public information to any such representative unless and until such representative has entered into a confidentiality agreement with the Company;

(l)    use its commercially reasonable efforts to cause all Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Company are then listed;

(m)    use its commercially reasonable efforts to cause Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders to consummate the disposition of such Registrable Securities;

(n)    provide a transfer agent and registrar for all Registrable Securities covered by any Registration Statement not later than the Effective Date of such Registration Statement and in respect of a Base Shelf Prospectus, the date of the receipt from the Canadian Securities Authorities for a final Base Shelf Prospectus;

(o)    enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of Registrable Securities (including making appropriate officers of the Company available to participate in customary marketing activities); provided, however, that the officers of the Company shall not be required to dedicate an unreasonably burdensome amount of time in connection with any roadshow and related marketing activities for any Underwritten Offering;

(p)    if reasonably requested by a Selling Holder, (i) incorporate in a prospectus supplement or post-effective amendment such information as such Selling Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; and (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment, including in respect of any Shelf Prospectus Supplement;

(q)    if reasonably required by the Company’s transfer agent, the Company shall promptly deliver any authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to transfer such Registrable Securities without legend upon sale by the Holder of such Registrable Securities under the Registration Statement or Base Shelf Prospectus; and

(r)    if any Holder could reasonably be deemed to be an “underwriter,” as defined in Section 2(a)(11) of the Securities Act, in connection with the Registration Statement and any amendment or supplement thereof (a “Holder Underwriter Registration Statement”), then the Company will reasonably cooperate with such Holder in allowing such Holder to conduct customary “underwriter’s due diligence” with respect to the Company and satisfy its obligations in respect thereof. In addition, at any Holder’s request, the Company will furnish to such Holder, on the date of the effectiveness of the Holder Underwriter Registration Statement and thereafter from time to time on such dates as such Holder may reasonably request (provided that such request shall not be more frequently than on an annual basis unless such Holder is offering Registrable Securities pursuant to a Holder Underwriter Registration Statement), (i) a “comfort” letter, dated such date, from the Company’s independent certified public accountants in form and substance as has been customarily given by independent certified public accountants to underwriters in Underwritten Public Offerings of securities by the Company, addressed to such Holder, (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of the Holder Underwriter Registration Statement, in form, scope and substance as has been customarily given in Underwritten Public Offerings of securities by the Company, including standard “10b-5” negative assurance for such offerings, addressed to such Holder, and (iii) a standard officer’s certificate from the chief executive officer or chief financial officer, or other officers serving such functions, of the Company addressed to the Holder, as has been customarily given by such officers in Underwritten Public Offerings of securities by the Company. The Company will also use its reasonable efforts to provide legal counsel to such Holder with an opportunity to review and comment upon any such Holder Underwriter Registration Statement, and any amendments and supplements thereto, prior to its filing with the Commission.

Notwithstanding anything to the contrary in this Section 2.04, the Company will not name a Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act) in any Registration Statement or Holder Underwriter Registration Statement, as applicable, without such Holder’s consent. If the staff of the Commission requires the Company to name any Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act), and such Holder does not consent thereto, then such Holder’s Registrable Securities shall not be included on the applicable Registration Statement and the Company shall have no further obligations hereunder with respect to Registrable Securities held by such Holder, unless such Holder has not had an opportunity to conduct customary underwriter’s due diligence as set forth in subsection (r) of this Section 2.04 with respect to the Company at the time such Holder’s consent is sought.

Each Selling Holder, upon receipt of notice from the Company of the happening of any event of the kind described in subsection (g) of this Section 2.04, shall forthwith discontinue offers and sales of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by subsection (g) of this Section 2.04 or until it is advised in writing by the Company that the use of the prospectus may be resumed and has received copies of any additional or supplemental filings incorporated by reference in the prospectus, and, if so directed by the Company, such Selling Holder will, or will request the Managing Underwriter or Managing Underwriters, if any, to deliver to the Company (at the Company’s expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

Section 2.05    Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in a Registration Statement or a Base Shelf Prospectus or in an Underwritten Offering pursuant to Section 2.03(a) if such Holder has failed to timely furnish such information that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act or Canadian Securities Laws, as applicable.

Section 2.06    Restrictions on Public Sale by Holders of Registrable Securities. Each Holder of Registrable Securities participating in an Underwritten Offering included in a Registration Statement agrees to enter into a customary letter agreement with underwriters providing that such Holder will not effect any public sale or distribution of Registrable Securities during the 45 calendar day period beginning on the date of a prospectus or prospectus supplement filed with the Commission or the Canadian Securities Authorities, as applicable, with respect to the pricing of such Underwritten Offering; provided, however, that (i) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters on the Company or the officers, directors or any other Affiliate of the Company on whom a restriction is imposed, (ii) the restrictions set forth in this Section 2.06 shall not apply to any Registrable Securities that are included in such Underwritten Offering by such Holder and (iii) in the event that the restrictions set forth in this Section 2.06 are waived with respect to any participant in such Underwritten Offering, such restrictions shall be deemed to have also been waived with respect to each Holder of Registrable Securities as those that are subject to such waiver.

Section 2.07    Expenses.

(a)    Certain Definitions. “Registration Expenses” shall not include Selling Expenses but otherwise means all expenses of the Company incident to the Company’s performance under or compliance with this Agreement to effect the registration of Registrable Securities on a Registration Statement or the qualification of Registrable Securities under a Base Shelf Prospectus pursuant to Section 2.01, a Piggyback Registration pursuant to Section 2.02, or an Underwritten Offering pursuant to Section 2.03, and the disposition of such Registrable Securities, including all registration, filing, TSX and other securities exchange listing and Nasdaq fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, including fees of the Canadian Securities Authorities, fees of the Financial Industry Regulatory Authority, fees of transfer agents and registrars, all word processing, duplicating and printing expenses, and the fees and disbursements of counsel for the Company and for the applicable Holders and independent public accountants for the Company, including the expenses of any “cold comfort” letters required by or incident to such performance and compliance. “Selling Expenses” means all underwriting fees, discounts and selling commissions and transfer taxes allocable to the sale of the Registrable Securities.

(b)    Expenses. The Company will pay all reasonable Registration Expenses, as determined in good faith, in connection with a shelf Registration, a Base Shelf Prospectus, a Piggyback Registration or, subject to Section 2.03(b), an Underwritten Offering, whether or not any sale is made pursuant to such shelf Registration, a Base Shelf Prospectus, Piggyback Registration or Underwritten Offering. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

Section 2.08    Indemnification.

(a)    By the Company. In the event of a registration or qualification of any Registrable Securities under the Securities Act or Canadian Securities Law, as applicable, pursuant to this Agreement, the Company will indemnify and hold harmless each Selling Holder thereunder, its directors, officers, managers, partners, employees and agents and each Person, if any, who controls such Selling Holder within the meaning of the Securities Act and the Exchange Act, and its directors, officers, managers, partners, employees or agents (collectively, the “Selling Holder Indemnified Persons”), against any losses, claims, damages, expenses or liabilities (including reasonable attorneys’ fees and expenses) (collectively, “Losses”), joint or several, to which such Selling Holder Indemnified Person may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact (in the case of any prospectus, in light of the circumstances under which such statement is made) contained in (which, for the avoidance of doubt, includes documents incorporated by reference in) the applicable Registration Statement, other registration statement, Base Prospectus Supplement or other prospectus contemplated by this Agreement, any preliminary prospectus, prospectus supplement or final prospectus contained therein or relating thereto, or any amendment or supplement thereof, or any free writing prospectus relating thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading or “misrepresentation” as defined under Canadian Securities Laws, and will reimburse each such Selling Holder Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating, defending or resolving any such Loss or actions or proceedings; provided, however, that the Company will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission or “misrepresentation” as defined under Canadian Securities Laws so made in conformity with information furnished by such Selling Holder Indemnified Person in writing specifically for use in the applicable Registration Statement, other registration statement, Base Prospectus Supplement or other prospectus, or prospectus supplement, as applicable. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder Indemnified Person, and shall survive the transfer of such securities by such Selling Holder.

(b)    By Each Selling Holder. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Company, the Company’s directors, officers, employees and agents and each Person, who, directly or indirectly, controls the Company within the meaning of the Securities Act or of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement, any other registration statement, Base Prospectus Supplement or other prospectus contemplated by this Agreement, any preliminary prospectus, prospectus supplement or final prospectus contained therein, or any amendment or supplement thereto or any free writing prospectus relating thereto; provided, however, that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

(c)    Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission to so notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party other than under this Section 2.08(c) except to the extent that the indemnifying party is materially prejudiced by such failure. In any action brought against any indemnified party, it shall notify the indemnifying party of the commencement thereof. The indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.08 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense or employ counsel reasonably satisfactory to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. It is understood and agreed that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for the indemnified parties, and that all such fees and expenses shall be paid or reimbursed as they are incurred. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding any other provision of this Agreement, no indemnifying party shall settle any action brought against any indemnified party with respect to which such indemnified party may be entitled to indemnification hereunder without the consent of the indemnified party, unless the settlement thereof imposes no liability or obligation on, includes a complete and unconditional release from liability of, and does not contain any admission of wrongdoing by, the indemnified party.

(d)    Contribution. If the indemnification provided for in this Section 2.08 is held by a court or government agency of competent jurisdiction to be unavailable to any indemnified party or is insufficient to hold them harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall any Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of Selling Expenses) received by such Selling Holder from the sale of Registrable Securities giving rise to such indemnification. The relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to herein. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating, defending or resolving any Loss that is the subject of this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e)    Other Indemnification. The provisions of this Section 2.08 shall be in addition to any other rights to indemnification or contribution that an indemnified party may have pursuant to law, equity, contract or otherwise. To the extent that any of the Holders is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any Commission comments or policies or any court of law or otherwise, the Company agrees that the indemnification and contribution provisions contained in this Section 2.08 shall be applicable to the benefit of such Holder in its role as deemed underwriter in addition to its capacity as a Holder.

Section 2.09    Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a)    make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor or similar provision then in effect), at all times from and after the date hereof;

(b)    file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c)    so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act (or any successor or similar provision then in effect) and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

Section 2.10    Transfer or Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities under this Article II may be transferred or assigned by each Holder to one or more transferees or assignees of Registrable Securities or securities convertible into or exercisable for Registrable Securities except that no rights provided for in Section 2.03(a) may be transferred or assigned by any Holder to any Person acquiring less than $15,000,000 in Registrable Securities (determined by multiplying the number of Registrable

Securities transferred or assigned by the Purchased Common Share Price); provided, however, that (a) the Company is given written notice prior to any said transfer or assignment, stating the name and address of each such transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and (b) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of such transferring Holder under this Agreement.

Section 2.11    Limitation on Subsequent Registration Rights. From and after the date hereof, the Company shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities and securities convertible into or exercisable for Registrable Securities, voting as a single class on an as-converted basis, enter into any agreement with any current or future holder of any securities of the Company that would allow such current or future holder to require the Company to include securities in any registration statement filed by the Company on a basis, other than pari passu with, or expressly subordinate to the piggyback rights of the Holders of Registrable Securities hereunder.

ARTICLE III

MISCELLANEOUS

Section 3.01    Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

(a)	If to the Purchaser, to:

Stonepeak Magnet Holdings LP

55 Hudson Yards

550 W. 34th Street – 48th Floor

New York, NY 10001

Attention: James Wyper and Adrienne Saunders

Email: wyper@stonepeak.com; saunders@stonepeak.com

and

Sidley Austin LLP (counsel to the Purchaser)

1000 Louisiana Street

Suite 5900

Attention: Tim Chandler and Ryan Scofield

Email: tim.chandler@sidley.com; rscofield@sidley.com

and

McCarthy Tétrault LLP (Canadian counsel to the Purchaser)

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

Toronto ON M5K 1E6

Attention: Andrew Parker and Patrick Boucher

Email: aparker@mccarthy.ca; pboucher@mccarthy.ca

(b)	If to the Company:

Akumin Inc.

8300 W Sunrise Blvd.

Plantation FL 33322

United States

Attention: Riadh Zine / Matt Cameron

Email: riadh.zine@akumin.com / matt.cameron@akumin.com

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto Ontario M5L 1B9

Canada

Attention: Dee Rajpal

Email: drajpal@stikeman.com

or to such other address as the Company or any Holder may designate to each other in writing from time to time or, if to a transferee or assignee of the Purchaser or any transferee or assignee thereof, to such transferee or assignee at the address provided pursuant to Section 2.10. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile or email copy, if sent via facsimile or email; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 3.02    Binding Effect. This Agreement shall be binding upon the Company, the Purchaser and their respective successors and permitted assigns, including subsequent Holders of Registrable Securities to the extent permitted herein. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

Section 3.03    Assignment of Rights. Except as provided in Section 2.10, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any party hereto without the prior written consent of the other party.

Section 3.04    Recapitalization, Exchanges, Etc. Affecting Common Shares. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all Common Shares of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, Common Share splits, recapitalizations, pro rata distributions of Common Shares and the like occurring after the date of this Agreement.

Section 3.05    Aggregation of Registrable Securities. All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

Section 3.06    Specific Performance. Damages in the event of breach of this Agreement by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to seek an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity that such Person may have.

Section 3.07    Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

Section 3.08    Governing Law, Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of New York without regard to principles of conflicts of laws. Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 3.09    Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, AND AGREE TO CAUSE THEIR AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY

OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 3.10    Entire Agreement. This Agreement, the Warrants, the Warrant Agreement and the Purchase Agreement and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or in the Warrants, the Warrant Agreement or Purchase Agreement with respect to the rights granted by the Company or any of its Affiliates or the Purchaser or any of their respective Affiliates set forth herein or therein. This Agreement, the Warrants, the Warrant Agreement, the Purchase Agreement and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.11    Amendment. This Agreement may be amended only by means of a written amendment signed by the Company and the Holders of a majority of the outstanding Registrable Securities or securities convertible into Registrable Securities, as applicable; provided, however, that no such amendment shall adversely affect the rights of any Holder hereunder without the consent of such Holder. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company or any Purchaser from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which such amendment, supplement, modification, waiver or consent has been made or given.

Section 3.12    No Presumption. This Agreement has been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 3.13    Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that, other than as set forth herein, no Person other than the Purchaser, the Selling Holders, their respective permitted assignees and the Company shall have any obligation hereunder and that, notwithstanding that one or more of such Persons may be a corporation, Company or limited liability company, no recourse under this Agreement or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or their respective permitted assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of such Persons or any of their respective assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, as such, for any obligations of such Persons or their respective permitted assignees under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligation or its creation, except, in each case, for any assignee of any Purchaser or a Selling Holder hereunder.

Section 3.14    Interpretation. Article, Section and Schedule references in this Agreement are references to the corresponding Article, Section or Schedule to this Agreement, unless otherwise specified. All Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Whenever the Company has an obligation under this Agreement, the expense of complying with that obligation shall be an expense of the Company unless otherwise specified. Any reference in this Agreement to “$” shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by a Holder, such action shall be in such Holder’s sole discretion, unless otherwise specified in this Agreement. If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, (a) such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect, and (b) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

AKUMIN INC.

By:	/s/ Riadh Zine
	Name:	Riadh Zine
	Title:	President and Chief Executive Officer

Signature Page to Registration Rights Agreement

STONEPEAK MAGNET HOLDINGS LP

By Stonepeak Associates IV LLC, its general partner

By:	/s/ James Wyper
	Name:	James Wyper
	Title:	Senior Managing Director

Signature Page to Registration Rights Agreement